EXHIBIT 99-2

CONTACT:
  Richard Becht
  (716) 655-3800


FOR IMMEDIATE RELEASE


          ACME ELECTRIC CORPORATION REPORTS FIRST QUARTER RESULTS


     EAST AURORA, N.Y., October 20, 1999 -- Acme Electric Corporation (NASDAQ:ACEE) announced today that, for the first quarter ended October 2, 1999, consolidated net sales were $19,271,000, with net income of $942,000, compared with net sales of $22,378,000 and net income of $522,000 for the comparable period in the prior year.

     Robert J. McKenna, Chairman and Chief Executive Officer, stated that, "We continue our strong commitment to new product development and the search for new OEM relationships. Several new programs in the early stages of development are expected to more than fill the void left by the loss of Cisco's business."

     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.

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ACME ELECTRIC CORPORATION

Comparative Analysis
(in thousands, except per share data)

                                For the 13 Weeks Ended
                                 10/02/99    10/03/98

Net Sales                         $19,271     $22,378

Net Income                           $942        $522

Net Income Per Common Share
  Basic                              $.19        $.10
  Diluted                            $.18        $.10

Weighted Average Number of shares
  Outstanding Used to Compute
  Income Per Common Share:
    Basic                           5,072       5,054
    Diluted                         5,121       5,068